UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, December 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On December 21, 2022, Guardforce AI Co., Limited (the “Company”) entered into an asset purchase agreement (the “Agreement”) with Shenzhen Kewei Robot Technology Co., Limited, a China based and organized company (“Kewei”), to purchase certain of Kewei’s robot-related business assets in China. Under the terms of the Agreement, the Company will acquire, and Kewei will transfer to the Company, select robotic equipment assets, Kewei’s client base, sales pipeline and related sales channels and staff, as well as provide the Company with rights to the permanent use of its patents. The purchase price for these assets is 2.1 million US dollars, which will be fully paid in the form of 10,500,000 restricted ordinary shares of the Company based on a price of $0.20 per share. The Company expects to complete the acquisition in the first quarter of 2023, subject to customary closing conditions.

A copy of the Agreement is attached hereto as Exhibit 99.1. On December 21, 2022, the Company issued a press release relating to the Agreement. A press release relating to the Agreement is attached hereto as Exhibit 99.2.

Departure of the Company’s Chief Technology Officer.

On December 19, 2022, our former Chief Technology Officer (“CTO”), Mingchang Liu, resigned from his position as CTO of the Company. Mr. Liu’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Asset Purchase Agreement dated December 21, 2022 by and between Guardforce AI Co., Limited and Shenzhen Kewei Robot Technology Co., Limited
99.2	Press Release titled “Guardforce AI Enters into a Definitive Agreement to Acquire Certain of Shenzhen Kewei’s Robot Business-Related Assets in China” dated December 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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